Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*
____________________________________________________________________
(Name of Issuer) ISHARES TR
____________________________________________________________________
(Title of Class of Securities) Common Stock
____________________________________________________________________
(CUSIP Number) 464287713
____________________________________________________________________
(Date of Event Which Requires Filing of this Statement) Annual Filing

    Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
    The information required in the remainder of this cover page shall not be deemed to be ``filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (``Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          CUSIP No. 464287713

 (1) Names of reporting persons...Bankmont Financial Corp
  I.R.S. Identification Nos. of above persons (entities only)
 51-0275712
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 (2) Check the appropriate box if a member of a group
(a)
(b) x

(3) SEC use only...................................................
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(4) Citizenship or place of organization............................
A Delaware Corporation
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Number of shares beneficially owned by each reporting person with:
  (5) Sole voting power...511380.................................

  (6) Shared voting power....200...............................

  (7) Sole dispositive power......462805.........................

  (8) Shared dispositive power....50225..........................
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(9) Aggregate amount beneficially owned by each reporting person
513930
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 (10) Check if the aggregate amount in Row (9) excludes certain shares
 (see instructions)..................................................
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(11) Percent of class represented by amount in Row (9)...7.833%.......
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(12) Type of reporting person (see instructions)....HC.............
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Page--of--Pages-----------------------------------------------------
Item 1(a) Name of issuer:
Extendicare Inc CDA

    Item 1(b) Address of issuer's principal executive offices:
3000 Steeles Avenue East
Markham, Ontario, L3R9W2
Canada

    2(a) Name of person filing: Bankmont Financial Corp
_____________________________________________________________________
    2(b) Address or principal business office or, if none, residence:
111 W. Monroe Street
P. O. Box 755
Chicago, IL 60690
_____________________________________________________________________
    2(c) Citizenship: A Delaware Corporation
_____________________________________________________________________
    2(d) Title of class of securities: Common Stock
_____________________________________________________________________
    2(e) CUSIP No.: 464287713
_____________________________________________________________________

    Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
    (b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).
    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
    (e) [ ] An investment adviser in accordance with Sec. 240.13d-
1(b)(1)(ii)(E);
    (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
    (g) [X] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);
    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
 Act of 1940 (15 U.S.C. 80a-3);
    (j) [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership
1.
    (a) Amount beneficially owned: 513930.
    (b) Percent of class:     7.833%    .
    (c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote     561380.
    (ii) Shared power to vote or to direct the vote 200.
    (iii) Sole power to dispose or to direct the disposition of 462805.
    (iv) Shared power to dispose or to direct the disposition of 50225.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].
See Exhibit 2

Item 6. Ownership of More than 5 Percent on Behalf of Another
Person.

    Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Bankmont Financial Corp., a Parent Holding Company,
Filing on behalf of the following subsidiaries:

Bank of Montreal Holding Inc., a Parent Holding Company
350 7th Avenue S.W.
Calgary, Alberta CANADA
T2P 3N9

Bank of Montreal Securities Canada Limited, a Parent Holding Company First Canadian Place
Third Floor
Toronto, Ontario CANADA
M5X 1A1

The Nesbitt Burns Corporation Limited, a Parent Holding Company
One First Canadian Place
Fourth Floor
Toronto, Ontario CANADA
M5X 1H3

Nesbitt Burns, Inc., a broker-dealer
One First Canadian Place
5th Floor
Toronto, Ontario CANADA
M5X 1H3

Jones Heward Investments Inc., a Parent Holding Company
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

Jones Heward Investment Management Inc., an investment adviser
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

Jones Heward Investment Counsel Inc., an investment adviser
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

First Canadian Funds Inc, a Holding Company
302 Bay Street
7th Floor
Toronto, Ontario CANADA
M5X 1A1

First Canadian Mutual Funds, Canadian mutual funds
302 Bay Street
7th Floor
Toronto, Ontario CANADA
M5X 1A1

Jones Heward Funds, Canadian mutual funds
Royal Trust Tower
77 King Street West
Suite 4200
Toronto, Ontario CANADA
M5K 1J5

The Pension Fund Society of the Bank of Montreal, a Canadian pension fund
Corporate Secretary's Department
First Canadian Place
22nd Floor
Toronto, Ontario CANADA
M5X 1A1

And filing on behalf of its parent:

Bank of Montreal
1 First Canadian Place
Toronto, Ontario Canada
MX5 1H3

Item 8. Identification and Classification of Members of the Group
See Exhibit 2

Item 9. Notice of Dissolution of Group.
Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: FEBRUARY 11, 2003

BANKMONT FINANCIAL CORP.


BY:  (Paul Reagan)
      Paul Reagan
      Senior Vice President and General Counsel

Schedule 13G
Exhibit 1

Nesbitt Burns, Inc. is a wholly-owned subsidiary of The Nesbitt Burns Corporation Limited, which is a wholly-owned subsidiary of Bank of Montreal Securities Canada Limited, which is a wholly-owned subsidiary of Bank of Montreal Holding Inc., which is a wholly-owned subsidiary of Bank of Montreal.

Jones Heward Funds are Canadian mutual funds advised by Jones Heward Investment Counsel, which is a wholly-owned subsidiary of Jones Heward Investment Management, which is a subsidiary of Jones Heward
Investments Inc., which is a subsidiary of Nesbitt Burns Inc. and the Bank of Montreal.

The Pension Fund Society of the Bank of Montreal is a Canadian pension fund advised by Jones Heward Investment Counsel, which is a wholly-owned subsidiary of Jones Heward Investment Management, which is a subsidiary of Jones Heward Investments Inc., which is a subsidiary of Nesbitt Burns Inc. and the Bank of Montreal.

First Canadian Mutual Funds are Canadian mutual funds advised and managed by Jones Heward Investment Counsel, Jones Heward Investment Management, and First Canadian Funds Inc., which are wholly-owned direct or indirect subsidiaries of Bank of Montreal.

Jones Heward Investment Counsel is a wholly-owned subsidiary of Jones Heward Investment Management, which is a wholly-owned subsidiary of Jones Heward Investments Inc., which is a wholly-owned subsidiary of Bank of Montreal and Nesbitt Burns Inc.

Pursuant to Rule 13d-1(k)(1)(iii), Bank of Montreal, Bank of Montreal Holding Inc., Bank of Montreal Securities Canada Limited, The Nesbitt Burns Corporation Limited, Nesbitt Burns Inc., Jones Heward Funds,
The Pension Society of the Bank of Montreal, First Canadian Funds Inc., First Canadian Mutual Funds, Jones Heward Investment Counsel Inc., Jones Heward Investment Management Inc., and Jones Heward Investments Inc. agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.

Dated:  FEBRUARY 11, 2003

BANK OF MONTREAL

BY:  (Velma J. Jones)
      Velma J. Jones
        Secretary

BANK OF MONTREAL HOLDING INC.

BY:  (Janine Mulhal)
      Janine Mulhal
     Vice President, Chief Accountant

BANK OF MONTREAL SECURITIES CANADA LIMITED

BY:  (Ron Sirkis)
      Ron Sirkis
     General Counsel & Taxation


 BMO NESBITT BURNS INC.

BY:  (Robert Allair)
      Robert Allair
      Vice President and Managing Director

JONES HEWARD INVESTMENTS INC.

BY:  (Barry Cooper)
      Barry Cooper
      Chief Executive Officer

JONES HEWARD INVESTMENT MANAGEMENT

BY:  (Barry Cooper)
      Barry Cooper
      Chief Executive Officer

JONES HEWARD INVESTMENT COUNSEL

BY:  (Barry Cooper)
      Barry Cooper
      Chief Executive Officer

FIRST CANADIAN FUNDS INC.

BY:  (Ed Legzdins)
      Ed Legzdins
      Executive Vice President and
      Chief Operating Officer

FIRST CANADIAN MUTUAL FUNDS

BY:  (Ed Legzdins)
      Ed Legzdins
      Executive Vice President and
      Chief Operating Officer

JONES HEWARD FUNDS

BY:  (Barry Cooper)
      Barry Cooper
      Chief Executive Officer

THE PENSION FUND SOCIETY OF THE BANK OF MONTREAL

BY:  (Bob Adams)
      Bob Adams
      Assistant Treasurer


Schedule 13G
Exhibit 2

This Schedule is being filed by Bankmont Financial Corporation, its parent company, Bank of Montreal.